FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 25, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Retained Earnings Dividend

July 25, 2011

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

[Tokyo (First section) and other Stock Exchanges]

Inquiries:

Toshihide Aoki

General Manager

Consolidated Accounting Division

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Regarding Retained Earnings Dividend

At a Board of Directors meeting held on July 25, 2011, Canon Inc. (the “Company”) passed a resolution regarding distribution of a retained earnings dividend, record date June 30, 2011, as follows.

1.	Dividend Details

	Determined amount	Most recent dividend forecast (Announced April 26, 2011)	Previous period result (First half of fiscal 2010)
Record date	June 30, 2011	Same as on the left	June 30, 2010
Dividend per share	60 yen	Undetermined	55 yen
Total dividend amount	72,934 million yen		68,206 million yen
Effective date	August 26, 2011		August 27, 2010
Dividend resource	Retained earnings		Retained earnings

2.	Reason

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

The Company plans to distribute an interim dividend of ¥60 per share for the first half of fiscal 2011, half the amount of the annual dividend paid out in fiscal 2010, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.